Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, the reply slip for the Annual General Meeting and, if applicable, the 2021 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND

THE BOARD OF SUPERVISORS FOR THE YEAR 2021

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN

FOR THE YEAR 2021

REMUNERATION OF DIRECTORS AND SUPERVISORS

DUTY REPORT OF THE INDEPENDENT

DIRECTORS FOR THE YEAR 2021

REPORT ON THE OVERALL STATUS OF

CONNECTED TRANSACTIONS FOR THE YEAR 2021

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 29 June 2022 at 10:00 a.m. is set out on pages 6 to 11 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Annual General Meeting (i.e. no later than 10:00 a.m. on 28 June 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 9 June 2022.

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19, the Company reminds all shareholders that physical attendance in person at the AGM is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the AGM instead of attending the AGM in person, by completing and returning the enclosed proxy form.

14 April 2022

TABLE OF CONTENTS

Page

DEFINITIONS			1

LETTER FROM THE BOARD			3

NOTICE OF ANNUAL GENERAL MEETING			6

APPENDIX I	—	BUSINESS OF THE ANNUAL GENERAL MEETING	12

APPENDIX II	—	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021	21

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”

the annual general meeting of the Company to be held on Wednesday, 29 June 2022 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“Board of Supervisors”	the board of Supervisors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	the directors of the Company

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	the independent non-executive Directors of the Company

DEFINITIONS

“PRC” or “China”	the People’s Republic of China, and for the purpose of this circular only, excluding Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	the supervisors of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Executive Directors:	16 Financial Street
Mr. Su Hengxuan, Mr. Li Mingguang,	Xicheng District
Ms. Huang Xiumei	Beijing 100033
PRC
Non-executive Directors:
Mr. Yuan Changqing, Mr. Wang Junhui	Place of Business in Hong Kong:
The Hong Kong Office
Independent Non-executive Directors:	16/F, Tower A, China Life Centre
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie,	One Harbour Gate
Mr. Lam Chi Kuen, Mr. Zhai Haitao	18 Hung Luen Road
Hung Hom, Kowloon
Hong Kong

14 April 2022

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 29 June 2022 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

LETTER FROM THE BOARD

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of the AGM on pages 6 to 11 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2021, (2) the report of the Board of Supervisors of the Company for the year 2021, (3) the financial report of the Company for the year 2021, (4) the profit distribution plan of the Company for the year 2021, and (5) the remuneration of Directors and Supervisors of the Company.

The matters for shareholders’ review at the AGM include: (6) the duty report of the Independent Directors of the Company for the year 2021, and (7) the report on the overall status of connected transactions of the Company for the year 2021.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), and the report on the overall status of connected transactions for the year 2021 (see Appendix II).

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 28 June 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 9 June 2022.

LETTER FROM THE BOARD

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19 (the “Epidemic”), the Company reminds all shareholders that physical attendance in person at the AGM is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the AGM instead of attending the AGM in person, by completing and returning the enclosed proxy form. If you have any questions about the resolutions to be considered at the AGM, you may send them to the Company’s investor relations email box: ir@e-chinalife.com, and the Company will answer the questions on a timely basis.

Shareholders physically attending the AGM shall pay attention to and comply with the relevant regulations and requirements regarding health declaration, quarantine and observation during the Epidemic prevention and control period in Beijing. The Company will strictly comply with the requirements regarding the Epidemic prevention and control stipulated by government departments, and take relevant prevention and control measures including monitoring the temperatures of shareholders physically attending the AGM under the guidance and supervision of relevant government departments. Shareholders having a fever or other symptoms, not wearing a surgical mask as required, or failing to comply with the relevant regulations and requirements regarding the Epidemic prevention and control will not be able to enter the venue of the AGM.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully, Yuan Changqing Acting Chairman

NOTICE OF ANNUAL GENERAL MEETING

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Wednesday, 29 June 2022 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2021.

2.	To consider and approve the report of the Board of Supervisors of the Company for the year 2021.

3.	To consider and approve the financial report of the Company for the year 2021.

4.	To consider and approve the profit distribution plan of the Company for the year 2021.

5.	To consider and approve the remuneration of Directors and Supervisors of the Company.

NOTICE OF ANNUAL GENERAL MEETING

TO RECEIVE RELEVANT REPORTS

6.	To receive the duty report of the Independent Directors of the Company for the year 2021.

7.	To receive the report on the overall status of connected transactions of the Company for the year 2021.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

14 April 2022

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao
Directors:

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Annual General Meeting from Saturday, 28 May 2022 to Wednesday, 29 June 2022 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 27 May 2022.

The Company will announce separately on the Shanghai Stock Exchange details of the eligibility of holders of A Shares for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.65 per share (inclusive of tax), amounting to a total of approximately RMB18,372 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Thursday, 25 August 2022 to the holders of H Shares whose names appear on the H Share register of members of the Company on Wednesday, 13 July 2022.

The H Share register of members of the Company will be closed from Friday, 8 July 2022 to Wednesday, 13 July 2022 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 7 July 2022.

NOTICE OF ANNUAL GENERAL MEETING

According to the Enterprise Income Tax Law of the People’s Republic of China 《( 中華人民共和國企業所得稅 法 》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2021 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China 《( 中華人民共和國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2021 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the holders of A Shares, it is expected that the Company will complete the distribution of the 2021 final dividend by Thursday, 14 July 2022. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2021 final dividend to its holders of A Shares.

NOTICE OF ANNUAL GENERAL MEETING

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid on Tuesday, 30 August 2022 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股 票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交 易互聯互通機制試點有關稅收政策的通知》（財稅[2016]127號）) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財政部    稅務總局      證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所 得稅政策的通知》（財稅[2017]78號）) promulgated on 17 November 2017, and the Announcement on the Continued Implementation of the Individual Income Tax Policies on the Inter-connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Taxation Administration and the China Securities Regulatory Commission) (《 關於繼續執行滬港、深港股票市場交易互聯互通機制和內地與香港基金互認有關個人所得稅 政策的公告》(財政部 稅務總局 證監會公告2019年第93號）) promulgated on 5 December 2019:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

NOTICE OF ANNUAL GENERAL MEETING

3.	PROXY

(1)

Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (i.e. no later than 10:00 a.m. on 28 June 2022) (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 9 June 2022.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19 (the “Epidemic”), the Company reminds all shareholders that physical attendance in person at the AGM is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the AGM instead of attending the AGM in person, by completing and returning the proxy form. If you have any questions about the resolutions to be considered at the AGM, you may send them to the Company’s investor relations email box: ir@e-chinalife.com, and the Company will answer the questions on a timely basis.

NOTICE OF ANNUAL GENERAL MEETING

(3)

Shareholders physically attending the AGM shall pay attention to and comply with the relevant regulations and requirements regarding health declaration, quarantine and observation during the Epidemic prevention and control period in Beijing. The Company will strictly comply with the requirements regarding the Epidemic prevention and control stipulated by government departments, and take relevant prevention and control measures including monitoring the temperatures of shareholders physically attending the AGM under the guidance and supervision of relevant government departments. Shareholders having a fever or other symptoms, not wearing a surgical mask as required, or failing to comply with the relevant regulations and requirements regarding the Epidemic prevention and control will not be able to enter the venue of the AGM.

(4)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(5)

The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(6)

The address of China Securities Depository and Clearing Corporation Limited Shenzhen Branch is: 22-28/F, Shenzhen Stock Exchange Building, 2012 Shennan Blvd, Futian District, Shenzhen, the People’s Republic of China.

(7)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A).	ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2021

The Company’s report of the Board of Directors for the year 2021 is set out in the sections headed “Report of Corporate Governance” and “Report of the Board of Directors” in the Company’s 2021 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF SUPERVISORS OF THE COMPANY FOR THE YEAR 2021

The Company’s report of the Board of Supervisors for the year 2021 is set out in the section headed “Report of the Board of Supervisors” in the Company’s 2021 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2021

The audited financial statements and auditor’s report for the year ended 31 December 2021 are set out in the sections headed “Independent Auditor ’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2021 Annual Report.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2021

In accordance with the audited financial report of the Company for the year 2021 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2021:

(1) A sum of RMB5,096 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

(2)   The Company proposes to pay a cash dividend of RMB0.65 per share (inclusive of tax), totaling RMB18,372 million, to all shareholders of the Company, of which RMB12,560 million is payable to China Life Insurance (Group) Company, RMB975 million is payable to other holders of A Shares, and RMB4,837 million is payable to holders of H Shares.

(3)   After the foregoing distributions of the after-tax profit of the Company for the year 2021, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

Pursuant to the relevant requirements under Article 20 of the Rules on the Regulation of Solvency of Insurance Companies No. 13: Public Disclosure of Solvency Information (《保險公司償付 能力監管規則第13號：償付能力信息公開披露》 ), the Company shall announce the impact of a profit distribution plan on its solvency ratio at the same time as its release of such profit distribution plan to its shareholders. As at 31 December 2021, the Company had a core solvency ratio of 253.70% and a comprehensive solvency ratio of 262.41%. This profit distribution has affected the solvency ratio by approximately -4.57 percentage points.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY

(1) Payment of remuneration for the year 2020

(a) Remuneration of the then Executive Directors for the year 2020

The total salary of the then Executive Directors for the year 2020 was RMB2,506,000 (including the deferral payment of performance bonus amounting to RMB751,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB226,000, amounting to a total remuneration of RMB2,732,000, of which RMB1,980,200 was paid in 2020.

(b) Remuneration of the then Supervisors for the year 2020

The total salary of the then Supervisors for the year 2020 was RMB7,473,900 (including the deferral payment of performance bonus amounting to RMB889,100) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,249,200, amounting to a total remuneration of RMB8,723,100, of which RMB7,834,000 was paid in 2020.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(2) Remuneration for the year 2021

As at the date of the Notice of Annual General Meeting of the Company, the standards for the performance bonus in the remuneration payable to Directors and Supervisors of the Company for the year 2021 had not been determined. The remuneration of Directors and Supervisors of the Company for the year 2021 was determined in accordance with the relevant remuneration management measures and the relevant regulatory requirements, the details of which are set out below:

(a) Remuneration to the then Directors

1. Standards of remuneration of Directors

In accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management of China Life Insurance Company Limited, the Company has determined the standards of remuneration of the then Directors for 2021, the details of which are set out below:

Unit: RMB0’000
Standards of
Annual
Name	Position	Remuneration
Wang Bin	–	–
Su Hengxuan	Executive Director	–
Li Mingguang	Executive Director	143.20
Huang Xiumei	Executive Director	125.30
Yuan Changqing	Non-executive Director	–
Yin Zhaojun	Non-executive Director	–
Liu Huimin	Non-executive Director	–
Wang Junhui	Non-executive Director	–

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

Notes:

(1) Mr. Wang Bin did not receive any remuneration from the Company. He resigned from his positions of Chairman of the Board and Executive Director of the Company in February 2022.

(2) Mr. Su Hengxuan and Non-executive Directors did not receive any remuneration from the Company.

(3) Mr. Li Mingguang is an officer holding a position with significant value.

(4) Ms. Huang Xiumei has served as an Executive Director of the Company since July 2021.

(5) Mr. Yin Zhaojun and Mr. Liu Huimin resigned from their position of Non-executive Director of the Company in January 2021 and February 2021, respectively.

(6)   The standards of remuneration of Independent Directors were submitted to the Nomination and Remuneration Committee, the Board of Directors and the shareholders’ general meeting for consideration in 2021.

(7) The remunerations are calculated based on the terms of office of the then Directors during the reporting period.

2. Payment of remuneration

The total salary of the then Executive Directors for the year 2021 was RMB1,879,500 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB378,200, amounting to a total remuneration of RMB2,257,700 in 2021.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(b) Remuneration to the then Supervisors

1. Standards of remuneration of Supervisors

In accordance with the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management of China Life Insurance Company Limited and the relevant provisions on the management of employees’ remuneration, the Company has determined the standards of remuneration of the then Chairman of the Board of Supervisors and Supervisors for 2021, the details of which are set out below:

		Unit: RMB0’000
Name	Position	Standard of Annual Remuneration

Jia Yuzeng	Chairman of the Board of Supervisors	143.20
Han Bing	Shareholder Supervisor	50.55
Cao Qingyang	Employee Representative Supervisor	59.36
Wang Xiaoqing	Employee Representative Supervisor	50.55
Lai Jun	Employee Representative Supervisor	50.55
Niu Kailong	Shareholder Supervisor	–

Notes:

(1) Mr. Jia Yuzeng is an officer holding a position with significant value.

(2) Mr. Han Bing resigned from his position of Shareholder Representative Supervisor of the Company in October 2021.

(3)   Mr. Lai Jun and Mr. Niu Kailong have served as Employee Representative Supervisor and Shareholder Representative Supervisors, respectively, since October 2021. Mr. Niu Kailong did not received any remuneration from the Company.

(4) The remunerations are calculated based on the terms of office of the then Supervisors during the reporting period.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

2.  Payment of remuneration

    The total salary of the then Supervisors for the year 2021 was RMB2,907,900 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB881,200, amounting to a total remuneration of RMB3,789,100 in 2021.

(3) Remuneration arrangements for the year 2022

(a) Remuneration arrangements of Directors

(I) Executive Directors

(i) Mr. Bai Tao and Mr. Su Hengxuan will receive remuneration from the controlling shareholder of the Company pursuant to the relevant regulations.

(ii)  With respect to other Executive Directors, an assessment shall be conducted in respect of the development of the Company and value contribution, as well as the average wages of employees of central enterprises, and reasonable adjustments shall be made to the plan and standards of remuneration of Directors, Supervisors and senior management officers in accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited. As the relevant data have not been finalized, the remuneration of the other Executive Directors for the year 2022 will be determined according to the 2021 standards of remuneration on a temporary basis.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(II) Non-executive Directors

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

(III) Independent Directors

The remuneration of Independent Directors, which consists of basic salary and performance bonus, will amount to RMB420,000 each year. Among the remuneration, the basic salary will be RMB300,000 per annum and the performance bonus will be RMB120,000 per annum.

(b) Remuneration arrangement of Supervisors

In accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited, the remuneration for the year 2022 will be determined according to the 2021 standards of remuneration on a temporary basis.

Any change to the standards of remuneration for 2022 and the actual payment of any subsequent remuneration will be dealt with according to the relevant procedures.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(B). TO RECEIVE RELEVANT REPORTS

RESOLUTION 6.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE COMPANY FOR THE YEAR 2021

Pursuant to the relevant regulatory requirements and the Articles of Association, the duty report of the Independent Directors of the Company for the year 2021 has been approved at the tenth meeting of the seventh session of the Board of Directors held on 24 March 2022. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2021 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Company for the year 2021. Please refer to the announcement published by the Company on 25 March 2022 for details of the report.

RESOLUTION 7.	TO RECEIVE THE REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

Pursuant to the requirements under the Measures for the Administration of Connected Transactions of Banking and Insurance Institutions published by the CBIRC, the board of directors of a banking and insurance institution shall prepare and submit a special report on the overall status of connected transactions to the (general) meeting of shareholders every year. No shareholders’ approval is required for such report. The report on the overall status of connected transactions of the Company for the year 2021 is set out in Appendix II to this circular for shareholders’ information.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

In 2021, China Life Insurance Company Limited (hereinafter referred to as the “Company”) seriously and continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations as a listed company under the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to connected transactions and the management thereof. Pursuant to the requirement under Article 55 of the Measures for the Administration of Connected Transactions of Banking and Insurance Institutions (Order of the China Banking and Insurance Regulatory Commission [2022] No. 1) (hereinafter referred to as the “Order No. 1”), which stipulates that “the board of directors of a banking and insurance institution shall prepare and submit a special report on the overall status of connected transactions to the (general) meeting of shareholders every year, and submit the same to the China Banking and Insurance Regulatory Commission and the local office thereof”, the overall status of connected transactions of the Company for the year is hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day-to-Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.	the asset management business by and among the Company, CLIC and China Life Asset Management Company Limited (hereinafter referred to as “AMC”);

3.	the asset management business for alternative investments between the Company and China Life Investment Management Company Limited (hereinafter referred to as “CLI”);

4.	the renewal of the Agreement for the Entrusted Management of Retained Assets between the Company and CLI for the entrusted management of retained assets;

5.	the sale of designated insurance products by the Company in its capacity of an agent of China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”);

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

6.

the deposit, financial market and peer, financing, investment and wealth management, co-investment, enterprise annuit y, asset management, entrustment, agency and other daily connected transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

7.

the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Company Limited with each of the Company, CLIC and CLP&C;

8.

the transactions, such as asset management services and sale agency service for asset management products, entered into by China Life Wealth Management Company Limited with each of the Company, CLIC, CLP&C, China Life Insurance (Overseas) Co., Ltd. and CLI;

9.	the continuing daily transactions between the Company and China Life Pension Company Limited (hereinafter referred to as “Pension Company”);

10.	the asset management agreement between the Company and China Life Franklin Asset Management Company Limited (hereinafter referred to as “China Life Franklin”);

11.	the amount of subscription and redemption of trust products, trustee’s remuneration and other daily transactions between the Company and Chongqing International Trust Inc.;

12.	the framework agreement for financial product transactions between the Company and Sino-Ocean Group Holding Limited (hereinafter referred to as “Sino-Ocean Group”);

13.

the connected transactions between the Company and Wonders Information Co., Ltd. (hereinafter referred to as “ Wonders Information”) in relation to basic information technology, digitalized operation and management, medical insurance business, customer resources development and health management, etc.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.

On 20 February 2021, the Company and CLP&C renewed the Framework Agreement for the Cross-selling of Property Insurance by China Life Insurance Company Limited, pursuant to which the Company will continue to accept CLP&C’s entrustment to sell property insurance products as its agent. The agreement has a term from 8 March 2021 to 7 March 2023. Unless a party serves the other party a written notice for non-renewal within 30 days before the expiration of the agreement, the agreement will be automatically extended for one year from the expiration thereof to 7 March 2024;

2.

On 10 September 2021, the Company entered into the Supplemental Agreement to the Partnership Agreement of China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) with China Life Properties Investment Management Company Limited (hereinafter referred to as “China Life Properties”). Only the additional information on “revolving investment” was inserted into the supplemental agreement, and the co-investment amount of RMB9 billion by the Company and China Life Properties remained unchanged;

3.

On 29 November 2021, the Company entered into an agreement with CGB for the participation by the Company in the capital increase of CGB, pursuant to which the investment amount of the Company is RMB8,025,072,142.83, which is equivalent to 918,578,836 shares;

4.	On 16 December 2021, the Company and Sino-Ocean Group renewed the Framework Agreement for Financial Product Transactions, with a term from 1 January 2022 to 31 December 2024;

5.

On 27 December 2021, the Company entered into the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds with CLI. The annual caps in respect of the fees to be paid by the Company to CLI from 2022 to 2024 do not exceed RMB2 billion. The agreement has a term from 1 January 2022 to 31 December 2023, and will be automatically renewed for one year upon its expiry if no objection is raised by both parties;

6.

On 29 December 2021, the Company and China Life Franklin renewed the Asset Management Agreement. The annual cap in respect of connected transactions as specified in the agreement is RMB30 million. The agreement has a term from 1 January 2022 to 31 December 2024;

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

7.

On 29 December 2021, the Company entered into the Framework Agreement for Daily Transactions with Pension Company. The annual caps in respect of connected transactions are RMB860 million for 2022, RMB1,120 million for 2023 and RMB1,390 million for 2024, respectively. The agreement has a term from 1 January 2022 to 31 December 2024;

8.

On 31 December 2021, the Company, CLP&C and Wuxi Fengrun Investment Co., Ltd. entered into the Partnership Agreement of China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership) with China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited and Chengda Fengzhi (Shanghai) Corporate Management Center (Limited Partnership) for the formation of China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership). The Company also entered into the Supplemental Agreement to the Partnership Agreement of China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership) with China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited and China Life Equity Investment Company Limited to make certain amendments and supplements to the terms of the partnership agreement. The partnership interest in China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership) is the subject of the connected transaction. Among the total capital contribution, RMB7.5 billion is contributed by the Company. China Life Equity Investment Company Limited serves as the manager of the partnership;

9.

On 31 December 2021, the Company entered into the Framework Agreement for the Connected Transaction regarding Bonds Distribution with AMC. The annual cap in respect of the size of bonds distribution by AMC for the Company is RMB200 billion and the annual cap in respect of the underwriting fee to be received by AMC is RMB300 million. The agreement has a term from 1 January 2022 to 31 December 2024;

10.

On 31 December 2021, the Company and CLIC renewed the Policy Management Agreement between China Life Insurance (Group) Company and China Life Insurance Company Limited. The annual cap in respect of the service fee to be paid by CLIC to the Company is RMB491 million. The agreement has a term from 1 January 2022 to 31 December 2024.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(III)	Implementation of Connected Transactions for the Year

The implementation of connected transactions of the Company for the year 2021 is shown in the table below (unit: RMB100 million)

Type	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Equity investment	0	0	0	0	0
Application of funds	274.4777485	177.2946407	247.3896787	318.1498791	1,017.3119470
Insurance business	24.6955029	16.8837855	12.7483382	12.9271273	67.2547539
Transfer of interest	0.4158929	1.5196533	1.4001060	2.4887335	5.8243857
Provision of goods and services	2.1410971	1.9641373	2.2229362	3.0245765	9.3527471

II.	Performance of Duties in respect of Connected Transactions

(I)	Performance of Duties by the Connected Transactions Control Committee

1.	Existing Members

Currently, the Connected Transactions Control Committee of the seventh session of the Board of the Company consists of Mr. Tang Xin, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen and Mr. Zhai Haitao, all being the Independent Directors, with Mr. Tang Xin as the chairman.

2.	Scope of Work

In 2021, the Connected Transactions Control Committee performed its duties and functions in strict compliance with the Procedural Rules for the Connected Transactions Control Committee Meetings. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the connected transactions of the Company. During meetings of the Connected Transactions Control Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

(1)

Determining connected parties of the Company. In 2021, the Connected Transactions Control Committee reviewed the Report on Determining a List of Connected Parties of the Company as of 31 December 2020 and the Report on Determining a List of Connected Parties of the Company as of 30 June 2021, and reported to the Board in respect thereof.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(2)

Approving connected transactions. In 2021, the Connected Transactions Control Committee reviewed connected transaction projects, such as the participation by the Company in the capital increase of CGB, its investment in Project Eyas, investment in China Life Smart Healthcare Fund Project, renewal of the Policy Management Agreement with CLIC, renewal of the Framework Agreement for Daily Connected Transactions with Pension Company, renewal of the framework agreement for the connected transaction regarding bonds distribution with AMC, renewal of the framework agreement for connected transactions with Sino-Ocean Group and other framework agreements for daily connected transactions, and the execution of the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds with CLI, fully discussed the necessity, feasibility and risks of the projects and made recommendations to the Board in respect thereof.

(3)

Reviewing the implementation of the system for connected transactions management. In 2021, the Connected Transactions Control Committee reviewed the implementation of the Company’s system for connected transactions management and the report on connected transactions, considered and approved the Proposal in relation to the ‘Report on the Overall Status of Connected Transactions of the Company for the Year 2020’, and submitted the review opinions to the Board.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

3.	Convening of Meetings and Review of Proposals

For the year 2021, five meetings were held by the Connected Transactions Control Committee of the Board of the Company, the specific details of which are as follows:

Meetings convened	Description

24 March 2021 Eighth meeting of the Connected Transactions Control Committee of the sixth session of the Board

Four proposals, including the Proposal in relation to the Execution of a Supplemental Agreement to the ‘Agreement for the Entrusted Management of Retained Assets’ between the Company and China Life Investment Management Company Limited and the Proposal in relation to the Report on the Overall Status of Connected Transactions of the Company for the Year 2020, were considered and approved.

26 May 2021 Ninth meeting of the Connected Transactions Control Committee of the sixth session of the Board	Two proposals, including the Proposal in relation to the Participation by the Company in the Capital Increase of CGB, were considered and approved.

24 August 2021 First meeting of the Connected Transactions Control Committee of the seventh session of the Board	Two proposals, including the Proposal in relation to the Revolving Investment for Project Qihang, were considered and approved.

27 October 2021 Second meeting of the Connected Transactions Control Committee of the seventh session of the Board

The Proposal in relation to the Execution of the ‘Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds’ between the Company and China Life Investment Management Company Limited was considered and approved.

15 December 2021 Third meeting of the Connected Transactions Control Committee of the seventh session of the Board

Nine proposals, including the Proposal in relation to the Renewal of the ‘Policy Management Agreement’ between the Company and China Life Insurance (Group) Company and the Proposal in relation to the Renewal of the Asset Management Agreement between the Company and China Life Franklin Asset Management Company Limited, were considered and approved.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(II)	Performance of Duties by the Connected Transactions Management Office

1.	Existing Members

The person in charge of the Connected Transactions Management Office of the Company is Mr. Xu Chongmiao, the Compliance Officer of the Company, and the members of the office are the persons in charge of various departments, including the Board of Directors’ Office/Investor Relations Department, Human Resources Department, Investment Management Center, Finance Department and Asset Management Department, namely Ms. Li Yinghui, Mr. Lai Jun, Ms. Zhang Di, Mr. Hu Jin and Ms. Wang Xiaoqing. Due to the change of the person in charge of the Human Resources Department of the Company this year, Mr. Han Bing, the original member of the office, resigned and Mr. Lai Jun, the new person in charge of the Human Resources Department, served as a member of the Connected Transactions Management Office.

2.	Scope of Work

As a body under the Connected Transactions Control Committee, the Connected Transactions Management Office of the Company is responsible for daily affairs in connection with the connected transactions of the Company. The tasks completed by the office during the year included: the lists of connected parties of the Company were reviewed in two occasions on 30 June 2021 and 31 December 2021, respectively, in accordance with laws and regulations, regulatory requirements and the listing rules of the jurisdictions where the shares of the Company are listed, and then submitted to the Board for consideration and approval; the preliminary review of Type 1 and Type 2 connected transactions for the year were completed based on the materials or information provided by all departments of the Company that dealt with connected transactions, and such connected transactions were submitted to the Board for consideration; the Type 3 connected transactions of the Company, as well as the information and issues of connected transactions such as the quarterly report on connected transactions for the year were submitted to the Connected Transactions Control Committee for filing. The Connected Transactions Management Office of the Company operated efficiently for the year, which provided business support for the Board and the Connected Transactions Control Committee. The person in charge of the Connected Transactions Management Office and its members performed their respective functions and closely collaborated with each other, which ensured the performance by the Company of its approval procedures for connected transactions.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

The details of meetings of the Connected Transactions Management Office and the proposals reviewed by it for the year 2021 are set out in the table below:

No.	Date	Name of proposals	Attendees	Review results

1	15 March 2021

1.  Request for the instruction concerning the execution of a supplemental agreement to the Agreement for the Entrusted Management of Retained Assets with CLI;

2.  Request for the instruction concerning the proposal for submission of a list of connected parties of the Company to the Connected Transactions Control Committee of the Board, the Board and the Board of Supervisors

3.  Request for the instruction concerning the proposal for submission of the Report on the Overall Status of Connected Transactions of the Company for the Year 2020 to the Connected Transactions Control Committee of the Board, the Board, the Board of Supervisors and shareholders’s general meeting

			Xu Chongmiao, Li Yinghui, Han Bing, Zhang Di, Hu Jin, Hu Zhijun, Wang Xiaoqing	Approval in principle Approval in principle Approval in principle

2	17 May 2021	Request for the instruction concerning the investment in Project Rosefinch (capital increase in CGB)	Xu Chongmiao, Li Yinghui,
Zhang Di,
Hu Jin,
			Hu Zhijun and Wang Xiaoqing were present at the meeting. Han Bing was absent from the meeting due to his business engagement, and Liu Qing attended it on his behalf.	Approval in principle

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

No.	Date	Name of proposals	Attendees	Review results

3	25 May 2021	Request for the instruction concerning the investment in Project Eyas (capital increase in China Life Insurance Sales Limited Liability Limited)	Xu Chongmiao,
Li Yinghui,
Zhang Di,
Hu Jin,
Hu Zhijun and
			Wang Xiaoqing were present at the meeting. Han Bing was absent from the meeting due to his business engagement, and Liu Qing attended it on his behalf.	Approval in principle

4	21 July 2021	Request for the instruction concerning the execution of the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds between the Company and CLI	Xu Chongmiao, Li Yinghui, Lai Jun, Zhang Di, Hu Jin, Hu Zhijun, Wang Xiaoqing	Approval in principle

5	9 August 2021	1. 2.

Request for the instruction concerning the proposal for submission of a list of connected parties of the Company to the Connected Transactions Control Committee, the Board and the Board of Supervisors

Request for the instruction concerning the revolving investment for Project Qihang

			Xu Chongmiao, Li Yinghui, Lai Jun, Zhang Di, Hu Jin, Hu Zhijun, Wang Xiaoqing	Approval in principle Approval in principle

6	22 November 2021	Request for the instruction concerning the renewal of the framework agreement for the connected transaction regarding bonds distribution with AMC	Xu Chongmiao, Li Yinghui, Lai Jun, Zhang Di, Hu Jin, Hu Zhijun, Wang Xiaoqing	Approval in principle

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

No.	Date	Name of proposals		Attendees	Review results

		1.	Request for the instruction concerning the submission of the Proposal in relation to the Renewal of the ‘Framework Agreement for Daily Transactions’ with China Life Pension Company Limited to the Board of Directors for consideration and the grant of authorization by the chairman of the Board		Approval in principle
		2.	Request for the instruction concerning the investment by the Company in China Life Smart Healthcare Fund Project	Xu Chongmiao, Li Yinghui,	Approval in principle
7	29 November 2021	3.	Request for the instruction concerning the investment by the Company in China Life – Chengxin No. 1 Asset-backed Plan	Lai Jun, Zhang Di, Hu Jin,	Approval in principle
		4.	Request for the instruction concerning the investment by the Company in CLI – Xinyuan No. 1 Equity Investment Plan	Hu Zhijun, Wang Xiaoqing	Approval in principle
		5.	Request for the instruction concerning the investment by the Company in CLI – Xindian No. 1 Equity Investment Plan		Approval in principle
		6.	Request for the instruction concerning the renewal of the framework agreement for financial product transactions with Sino-Ocean Group		Approval in principle

8	6 December 2021	Request for the instruction concerning the amendments to and renewal of the 2022-2024 Policy Management Agreement		Xu Chongmiao, Li Yinghui, Lai Jun, Zhang Di, Hu Jin and Wang Xiaoqing were present at the meeting. Hu Zhijun was absent from the meeting due to his business engagement, and Wang Dechun attended it on his behalf.	Approval in principle

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(III)	Completion of Key Tasks by the Connected Transaction Management Department

1.

Carrying out the study carefully on the Measures for the Administration of Connected Transactions of Banking and Insurance Institutions (Draft for Comments) to actively provide the comments of the Company in relation thereto

In consideration of the Measures for the Administration of Connected Transactions of Insurance Companies, the Standards for the Disclosure of Information on Application of Funds by Insurance Companies No. 1: Connected Transactions, the Guidelines of the Shanghai Stock Exchange for the Implementation of Connected Transactions of Listed Companies, the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and the Rules of Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (hereinafter referred to as the “Hong Kong Stock Exchange”), etc., the Connected Transaction Management Department (being the Legal and Compliance Department of the Company) carried out the study on the Measures for the Administration of Connected Transactions of Banking and Insurance Institutions (Draft for Comments), preparing the Feedback Form of China Life Insurance Company Limited on the Measures for the Administration of Connected Transactions of Banking and Insurance Institutions (Draft for Comments) (Guo Shou Ren Xian Fa Qian [2021] No. 103). A total of over 20 amendments were proposed, including the determination of connected parties, identification of connected transactions, calculation of the percentage of connected transaction amounts, management of connected transactions involving the application of funds, and applicability of unified transaction agreements, which provided feedback on the business of the listed insurance company and the characteristics of and demands for connected transaction management to the greatest extent.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

2.	Upgrading the connected transactions system to complete the integration and submission of connected transactions data under the EAST arrangement

During the year, the Connected Transactions Management Department consistently pushed forward the construction of the Company’s connected transactions system. In order to implement the requirements under the Notice of the General Office of the China Banking and Insurance Regulatory Commission on Issuing the Regulations for the Standardization of Regulatory Data of the Insurance Industry (Version for Life Insurance Companies) and also satisfy the Regulations for Filling Out and Filing Data on the Connected Transactions Regulatory System of the Banking and Insurance Industries, the Connected Transactions Management Department consolidated the rules for different data, such as the criteria for classification of connected parties and the type of transactions, according to the unified work arrangement of the Company for EAST, and further optimized and upgraded the connected transactions management system of the Company in all aspects.

III.	Management of Daily Connected Transaction of the Company

(I)	Information Management of Connected Transactions

  The Company determined the scope of connected parties and managed the information of connected parties in a regulated manner in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company collected information from relevant companies, departments and personnel twice a year to update the information of connected parties in a timely manner, and used such information as the basis for identification of connected transactions. The Audit Committee confirmed the lists of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Board of Supervisors.

  The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type of connected transactions and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(II)	Performance of the Approval Procedures for Connected Transactions in a Diligent Manner

  All departments of the Company that dealt with connected transactions managed and monitored connected transactions according to their respective duties and work allocation, including project establishment, approval, agreement execution and performance. Connected transactions that required consideration and approval by the shareholders’ general meeting and the Board were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the pricing of the transactions, and the procedures of voting were in compliance with law. Connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures.

(III)	Reporting, Filing and Disclosure of Connected Transactions

   The Company reported and filed connected transactions pursuant to the regulatory requirements of the China Banking and Insurance Regulatory Commission (hereinafter referred to as the “CBIRC”) and the Shanghai Stock Exchange (hereinafter referred to as the “SSE”), and disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CBIRC and the jurisdictions where the shares of the Company are listed. In the event of any inconsistency between the requirements of domestic and overseas regulators with respect to information reporting and disclosure, the Company performed its obligations in accordance with the more stringent regulatory requirements.

1.	Disclosure of Major Connected Transactions/Unified Transaction Agreements of the Company

(1)

On 24 February 2021, the Company published the Information Disclosure Announcement of China Life Insurance Company Limited on the Connected Transaction regarding the Execution of the ‘Framework Agreement for the Cross-selling of Property Insurance by China Life Insurance Company Limited’ with CLP&C on the website of The Insurance Association of China and the official website of the Company;

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(2)

On 25 August 2021, the Company released an announcement on the progress of the connected transaction regarding the proposed execution of a supplemental agreement between the Company and China Life Properties by 31 December 2021. On 16 September 2021, the Company published the Information Disclosure Announcement of China Life Insurance Company Limited on the Change of the Connected Transaction regarding China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) on the website of The Insurance Association of China and the official website of the Company;

(3)

On 27 May 2021, the Company published a connected transaction announcement in respect of the participation in the capital increase of CGB on the website of the SSE. On 30 November 2021, the Company published a connected transaction announcement with respect to the progress of such transaction on the website of the SSE. On 13 December 2021, the Company published the Information Disclosure Announcement of China Life Insurance Company Limited on the Connected Transaction regarding the Participation in the Capital Increase of China Guangfa Bank Co., Ltd. on the website of The Insurance Association of China and the official website of the Company;

(4)

On 17 December 2021, the Company published a connected transaction announcement in relation to the renewal of the framework agreement for financial product transactions with Sino-Ocean Group on the website of the SSE. On 30 December 2021, the Company published the Information Disclosure Announcement of China Life Insurance Company Limited on the Connected Transaction regarding the Renewal of the ‘Framework Agreement for Financial Product Transactions’ with Sino-Ocean Group Holding Limited on the website of The Insurance Association of China and the official website of the Company;

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

(5)

On 17 December 2021, the Company performed its obligation of information disclosure for the connected transaction regarding the Partnership Agreement of China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership) pursuant to the relevant requirements of the jurisdiction where the shares of the Company are listed, and published a connected transaction announcement in respect of the transaction on the Hong Kong Stock Exchange and the SSE. On 6 January 2022, the Company published the Information Disclosure Announcement of China Life Insurance Company Limited on the Connected Transaction regarding the Investment in China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership) on the official website of the Company;

(6)

On 6 January 2022, the Company published the Information Disclosure Announcement on the Connected Transaction between China Life Insurance Company Limited and China Life Asset Management Company Limited on the official website of the Company;

(7)

On 6 January 2022, the Company published the Information Disclosure Announcement on the Connected Transaction between China Life Insurance Company Limited and China Life Franklin Asset Management Company Limited on the official website of the Company;

(8)

On 7 January 2022, the Company published the Information Disclosure Announcement on the Execution of the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds between China Life Insurance Company Limited and CLI on the official website of the Company;

(9)

On 14 January 2022, the Company published the Information Disclosure Announcement of China Life Insurance Company Limited on the Connected Transaction regarding the Execution of the ‘Framework Agreement for Daily Transactions’ with China Life Pension Company Limited on the official website of the Company;

(10)

On 19 January 2022, the Company published the Information Disclosure Announcement of China Life Insurance Company Limited on the Connected Transaction regarding the Renewal of the ‘Policy Management Agreement’ on the official website of the Company.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

2.	Disclosure of the Quarterly Report of the Company on Connected Transactions

The Company submitted to the CBIRC the Report on the Status of Connected Transactions of China Life Insurance Company Limited (including the quarterly report, breakdown of connected transactions, statistical table of connected transactions involving the application of funds, breakdown of connected transactions – subsidiaries, and table showing the implementation of connected transactions under unified transaction agreements) on 27 April 2021, 28 July 2021, 29 October 2021 and 30 January 2022, respectively, and uploaded the relevant data to the connected transaction regulatory system of the CBIRC. In the meanwhile, the Company published the information disclosure announcement on connected transactions of the Company for the quarter (connected transactions disclosed on an aggregated basis) on the website of The Insurance Association of China and the official website of the Company.

3.	Management of Connected Transaction of Subsidiaries

Pursuant to the regulatory requirements of the CBIRC and the relevant provisions such as the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, any transaction between a subsidiary of the Company and a connected party of the Company constitutes a connected transaction of the Company. The Company has been in compliance with the relevant listing rules, as well as the requirements of internal rules such as the Measures for the Administration of Subsidiaries and the Measures for the Administration of Connected Transactions of China Life Insurance Company Limited, in its daily management and has been managing the connected transactions of its subsidiaries effectively and performing appropriate approval and disclosure procedures. The Company has strictly observed the regulatory requirements to make disclosure each quarter of the connected transactions of its subsidiaries by classification and on an aggregated basis and to report the same to the CBIRC.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

The implementation of connected transactions of subsidiaries for the year 2021 is shown in the table below (unit: RMB100 million):

Type	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Equity investment	0	0	0	0	0
Application of funds	14.47110625	23.28401984	16.56014446	21.65821700	75.97348755
Insurance business	0.01766659	0.00039048	0.00031385	0.00612016	0.02449108
Transfer of interest	0.42123964	1.42200511	0.29787443	0.52766371	2.66878289
Provision of goods and services	0.06815644	0.11469187	0.15538603	0.12032475	0.45855909

IV.	Work Plan for the Year 2022

In 2022, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, and further complete all works associated with the management of connected transactions properly:

(I)

The Company will carry out the study and research on the Order No. 1, take the lead in implementing the requirements under the Order No. 1 and the Notice of the General Office of the China Banking and Insurance Regulatory Commission on the Proper Implementation of the ‘Measures for the Administration of Connected Transaction of Banking and Insurance Institutions’ (Yin Bao Jian Ban Han [2022] No. 69), and organize and coordinate relevant departments to proceed with the aforegoing;

(II)

The Company will make amendments to its current measures for the administration of connected transactions in accordance with the listing rules, regulatory requirements and the rules for the administration of connected transactions as revised by CLIC after taking into account its actual situation;

(III)

The Company will further upgrade its connected transactions system in all aspects to enhance the system integration in accordance with the Order No. 1 and the relevant requirements of the Company for internal management;

(IV)

The Company will continue to regard the compliance management of connected transactions as its important task, and establish and optimize the line of defense for the compliance management of daily connected transactions, so as to hold on to the bottom line of compliance risk. By further increasing its awareness on connected transactions management, devoting more efforts on executing the connected transactions management system, and optimizing the existing mechanism and process, the Company will further strengthen the supervision, control and implementation of connected transactions.

APPENDIX II	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2021

In summary, in 2021, the Company fully applied and carefully implemented the laws and regulations on connected transactions, continued to optimize and strengthen the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of the Company’s connected transactions remained normal, which effectively safeguarded the legitimate rights and interests of the Company and investors.

This report is hereby submitted for your review.

Board of Directors of

China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.